Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

March 27, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Matthew Crispino
Mr. Stephen Krikorian
Mr. Ryan Rohn

Re:	2U, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 17, 2014
File No. 333-194079

Ladies and Gentlemen:

On behalf of our client, 2U, Inc. (the “Company”), we are responding to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), discussed during a March 26, 2014 telephone conversation between Mark Ballantyne, of this office, and the Staff (the “Conversation”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  Page references in the text of this letter correspond to page numbers of the Registration Statement.

As discussed during the Conversation, in the prospectus to be filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, the Company proposes to revise the disclosure appearing on page 106 by deleting the paragraph under “Audit Committee” and replacing it with the following:

“Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Upon the completion of this offering, our audit committee will consist of three directors, Ms. Krawcheck and Messrs. Chernis and Haley.  Ms. Krawcheck will be the chair of the audit committee and our board of directors has determined that she is an ‘audit committee financial expert’ as defined by SEC rules and regulations. Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ Rule 5605(c) and Rule 10A-3 under the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of Ms. Krawcheck and Mr. Chernis are independent directors under NASDAQ listing requirements and under Rule 10A-3 under the Exchange Act. Within one year of our listing on The NASDAQ Global Select Market, we expect that each director serving on the audit committee will satisfy the independence requirements under the applicable NASDAQ listing requirements and under Rule 10A-3 of the Exchange Act. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

•                  appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•                  approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•                  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•                  reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly consolidated financial statements; and

•                  conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.”

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As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please direct any questions or comments concerning this letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler